MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

November 14, 2012

VIA EDGAR AND E-MAIL

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account
Post-Effective Amendment No. 2 to the Registration Statement on Form N-4
(File Nos. 333-179649 and 811-8108)

Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life
Post-Effective Amendment No. 2 to the Registration Statement on Form N-4
(File Nos. 333-179963 and 811-8537)

Dear Ms. Vroman-Lee:

Protective Life Insurance Company and Protective Life and Annuity Insurance Company (the “Companies”) filed the above-referenced post-effective amendments pursuant to Rule 485(a) under the Securities Act of 1933 on October 3, 2012 (the “Amendments”).  On behalf of the Companies and their separate accounts, this letter responds to comments on the Amendments conveyed telephonically by you to Elisabeth Bentzinger on November 9, 2012.

The paragraphs below provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for the filings marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.                                      Comment:  With respect to Appendix A, please revise the example to the extent practicable for readability.  In addition:

a.              Please explain supplementally what the “Maximum Allowed Withdrawal Percentage” refers to before the Benefit Election Date.

b.              Please clarify the heading of the “Maximum Available” column to be more descriptive, such as “Maximum SecurePay Withdrawal Amount.”

c.               Please explain the purpose of having both the “Maximum Available” and “Annual Withdrawal Amount” columns.

d.              Please clarify in the assumptions or in Footnote O that the withdrawal made in Year 8 is not a SecurePay withdrawal.

Response:  The Companies believe that Appendix A is readable, and are uncertain how to further revise the example for readability (which is primarily quantitative with footnotes).  In addition:

a.              The Companies have changed the values in the “Maximum Allowed Withdrawal Percentage” column for years 6-11 to “N/A” to make clear that there are no SecurePay withdrawals under the rider until the Benefit Election Date.

b.              As discussed below, the Companies have replaced the “Maximum Available” column with the “Annual Withdrawal Amount” column.

c.               The Companies have replaced the “Maximum Available” column with the “Annual Withdrawal Amount” column as both provide the same information.

d.              The Companies have revised Footnote O to indicate that the withdrawal made in Year 8 is not a withdrawal made under the SecurePay rider, as follows:

(O) Because this withdrawal was made prior to the Benefit Election Date, it is not a SecurePay Withdrawal.  The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [withdrawal amount] / $298,172 [contract value prior to withdrawal]).

The new Benefit Base is $240,801 ($249,157 x (1 — 3.4%)).

2.                                      Comment:  Please explain supplementally how the SecurePay 6 rider and SecurePay R72 rider will be presented to investors.

Response:  The SecurePay R72 rider is a separate rider from the SecurePay 6 rider, and will be characterized in this manner.  However, and as noted in the prospectus supplement, the terms and conditions of each rider are identical (including the current and maximum fees imposed under the rider) in every way other than that the SecurePay 6 rider provides for potential increases in the Benefit Base of up to 6% (rather than 7.2% as provided under the SecurePay R72 rider) each contract anniversary during the roll-up period.

2

Accordingly, when the Companies reprint the May 1st prospectus, they anticipate introducing the SecurePay 6 rider as a new rider, referencing three Protected Income Benefit riders rather than two where applicable (noting that in most instances where the SecurePay R72 rider is referenced, the prospectus will now reference both the SecurePay R72 and the SecurePay 6), and explaining that the rider is identical to the SecurePay R72 rider other than with respect to the roll-up percentage.  While the SecurePay R72 rider will no longer be available on or after December 10, 2012, the disclosure regarding the rider will remain for existing owners of the rider.

The Companies do not anticipate providing separate disclosure for the SecurePay 6 rider in the Protected Income Benefits section of the prospectus other than where the 6% roll-up feature is described.  For example, with respect to the comparison chart at the beginning of the Protected Income Benefits section, the Companies anticipate retaining three columns, and simply renaming the second column “SecurePay R72 and SecurePay 6.”  The only instance where there will be substantive additional disclosure relating to the SecurePay 6 is on page 56 of the prospectus, where there is a separate section under “Calculating the Benefit Base Before the Benefit Election Date” to describe the SecurePay R72’s roll-up feature.  The Companies expect to add another section following this titled “SecurePay 6 Rider” to describe the SecurePay 6’s roll-up feature.  This disclosure will be pulled from the prospectus supplement included in the Amendments.

The Companies do anticipate adding the fee for the SecurePay 6 rider as a separate line item in the prospectus fee table.

3.                                      Comment:  Please be sure to include post-effective amendment number 1 to the incorporation by reference language in the Explanatory Note.

Response:  The Companies have revised the Explanatory Note to include the prospectus supplement dated August 20, 2012 included in post-effective amendment number 1 to the registration statement.

4.                                      Comment:  In the fee table, please include a line item for the SecurePay 6 rider in the prospectus.

Response:  When the Companies update the prospectuses next spring, they will include the fee for the SecurePay 6 rider as a separate line item in the fee table.

5.                                      Comment:  With respect to the increase in the Protective Income Manager fee, the May 1st prospectus states that at least 30 days’ notice will be provided before any increase in the fee occurs.  Please explain if this advance notice will be provided.

3

Response:  The advance notice requirement is only with respect to an increase in the fee for existing owners of the rider.  As indicated in the supplement, the increase in the Protective Income Manager fee is only occurring for riders purchased on or after December 10, 2012.  Accordingly, no advance notice is required.

6.                                      Comment:  At the beginning of the supplement, please provide a brief description of the changes made by the supplement.

Response:  The Companies have added a paragraph to the beginning of the supplement as follows:

This Supplement amends certain information contained in your variable annuity contract prospectus. In particular, this Supplement describes an increase in the current fee for the Protective Income Manager rider for riders issued on or after December 10, 2012.  This Supplement also describes the closing of the SecurePay R72 rider and the introduction of a new SecurePay 6 rider, effective December 10, 2012.  Please read this Supplement carefully and keep it with your prospectus for future reference.

7.                                      Comment:  Please confirm that all missing information, including all exhibits, will be filed by a post-effective amendment to each registration statement.

Response:  The Companies will include all missing information, including all exhibits, in a post-effective amendment to each registration statement.  More specifically, each Company intends to file a post-effective amendment pursuant to Rule 485(a) of the 1933 Act, and will request an effective date of December 10, 2012, or as soon thereafter as practicable.  The Companies anticipate filing these amendments on November 28, 2012.

8.                                      Comment:  Please provide Tandy representations with regard to the filings.

Response: Each Company acknowledges that, with respect to each of the above-referenced filings:

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•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                  Each Company, on behalf of the relevant above-referenced separate account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                  Each Company, on behalf of the relevant above-referenced separate account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at 202.383.0717 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Companies with the Amendments.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc:  Elisabeth Bentzinger

5

Supplement Dated December 10, 2012
to
Prospectus Dated May 1, 2012
As Supplemented August 20, 2012

For
Protective Variable Annuity L Series, B Series, and C Series Contract

Issued by
Protective Life Insurance Company
Protective Variable Annuity Separate Account

Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life

This Supplement amends certain information contained in your variable annuity contract prospectus. In particular, this Supplement describes an increase in the current fee for the Protective Income Manager rider for riders issued on or after December 10, 2012. This Supplement also describes the closing of the SecurePay R72 rider and the introduction of a new SecurePay 6 rider, effective December 10, 2012. Please read this Supplement carefully and keep it with your prospectus for future reference.

Increase in Protective Income Manager Fee

Effective December 10, 2012, we will increase the current fee for Protective Income Manager riders issued on or after December 10, 2012 (including riders elected on or after December 10, 2012 under the RightTime® option). The maximum fee will not change. This increase will not impact Protective Income Manager riders issued before December 10, 2012.

Increase in Current Fee. The following table sets forth the new fee information for the Protective Income Manager rider:

		Current
	Maximum	For Riders Purchased on or After 12/10/12	For Riders Purchased Before 12/10/12
Purchase of Protective Income Manager rider at time of Contract purchase	2.00%	1.20%	1.00%
Purchase of Protective Income Manager rider under RightTime® option	2.20%	1.30%	1.10%

This information replaces the current fee information for the Protective Income Manager rider as disclosed in the portion of the Periodic Fees and Charges fee table in your prospectus titled Optional Benefit Charges, as well as the fee information for the Protective Income Manager rider set forth in the Protected Lifetime Income Benefits and the Charges and Deductions sections of your prospectus.

Example of Charges. The increase in the current fee for the Protective Income Manager rider will not change the expense examples set forth in the Supplement to the prospectus dated August 20, 2012.

APPENDIX A

EXAMPLE OF SECUREPAY 6 RIDER

The purpose of the following example is to demonstrate the operation of the SecurePay 6 rider for Contract Owners who purchased the rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

• Joe, 55 years old on the Issue Date

• Purchased SecurePay 6 rider at time of Contract Purchase

• Elected Single Life Coverage

• Began making SecurePay Withdrawals 13 years after the Rider Issue Date

• Because Joe was 68 on the Benefit Election Date, he received the 5% Maximum Withdrawal Percentage

Contract Year	End of Year Attained Age	Roll Up Percentage		Maximum Allowed Withdrawal Percentage	Purchase Payments		Net Withdrawals		Annual Withdrawal Amount		Annual Withdrawal Amount Balance		Excess Withdrawal		Hypothetical Contract Value	SecurePay Anniversary Value		SecurePay Roll-Up Value		End of Year Benefit Base
At issue	55				100,000		N/A				—				100,000	—		100,000	(A)	100,000	(A)
1	56	6%		N/A	50,000	(B)	—				—				153,975	153,975		156,000	(C)	156,000	(D)
2	57	6%		N/A	—		—				—				161,676	161,676		165,360	(E)	165,360	(F)
3	58	6%		N/A	25,000	(G)	—				—				209,964	184,964	(H)	175,282	(I)	184,964	(J)
4	59	6%		N/A	—		—				—				208,164	183,164		196,062		196,062	(K)
5	60	6%		N/A	—		—				—				246,037	221,037		207,826		221,037	(L)
6	61	6%		N/A	15,000		—				—				249,536	209,536		234,299		234,299	(M)
7	62	6%		N/A	—		—				—				289,157	249,157		248,357		249,157	(N)
8	63	6%		N/A	—		10,000	(O)			—				288,172	248,172		255,249	(P)	255,249	(Q)
9	64	6%		N/A	—		—				—				312,085	272,085		270,564		272,085
10	65	6%		N/A	—		—				—				324,517	284,517		288,410		288,410	(R)
11	66	0	%(S)	N/A	—		—				—				313,603	273,603		288,410		288,410
12	67	0%		5%	—		14,421		14,421	(T)	—				329,576	289,576		288,410		289,576
13	68	0%		5%	—		14,479		14,479	(T)	—				333,375	293,375		288,410		293,375
14	69	0%		5%	—		5,000		14,669	(U)	9,669	(U)			359,462	319,462		288,410		319,462	(U)
15	70	0%		5%	—		15,973		15,973	(V)	—				355,423	315,423		288,410		319,462
16	71	0%		5%	—		15,973		15,973	(V)	—				348,558	308,558		288,410		319,462
17	72	0%		5%	—		15,973		15,973	(V)	—				334,053	294,053		288,410		319,462
18	73	0%		5%	—		50,000		15,973	(W)	—		34,027	(X)	248,981	208,981		257,557		285,287	(X)

(A)	The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)

The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Effective Date) will not be included in the calculation of the Benefit Base.

(C)	The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($150,000) plus 6% of the Benefit Base on the previous contract anniversary (6% of $100,000).

(D)

The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-Up Value (max of $150,000, $153,975, and $156,000, respectively).

(E)	The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($156,000) plus 6% of the Benefit Base on the previous contract anniversary (6% of $156,000).

(F)

The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-Up Value (max of $156,000, $161,676, and $163,360, respectively).

(G)	The $25,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Effective Date.

(H)

In year 3, the SecurePay Anniversary Value is attained at the end of the year and equals $184,964 = $209,964 – $25,000 (Contract Value as of quarterly anniversary less all Purchase Payments made 2 or more years following the Rider Issue Date)

(I)	The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($163,360) plus 6% of the Benefit Base on the previous contract anniversary (6% of $163,360).

(J)	The SecurePay Roll-Up Value ($175,282) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($209,964 – $25,000).

(K)	The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $183,164 ($208,164 – $25,000).

(L)	The SecurePay Roll-Up Value ($207,826) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Effective Date ($246,037 – $25,000).

(M)	The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $209,536 ($249,536 – $40,000).

(N)	The SecurePay Roll-Up Value ($248,357) is compared to the SecurePay Anniversary Value ($249,157).

(O)

Because this withdrawal was made prior to the Benefit Election Date, it is not a SecurePay Withdrawal. The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [withdrawal amount] / $298,172 [contract value prior to withdrawal]).

The new Benefit Base is $240,801 ($249,157 x (1 – 3.4%)).

(P)	The Roll-Up Guaranteed increase is also reduced in the same proportion of the Benefit Base (6% * $249,157 * (1 – 3.4%)) to $14,448.

The Roll-Up Value is then calculated by adding the adjusted Roll-Up Guaranteed amount to the adjusted Benefit Base ($240,801 + $14,438 = $255,249).

(Q)	The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value ($288,172 – $40,000) and the SecurePay Roll-Up Value ($255,249).

(R)	The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $284,517 ($324,517 – $40,000).

(S)	The Roll-up Period is over after 10 years, since the Benefit Base increased at each of the first 10 Contract Anniversaries.

(T)	For the next two years, Joe takes the full Annual Withdrawal Amount ($14,421 = 5% * $288,410 in the first year, and $14,479 = 5% * $289,576 in the second year).

(U)

In year 14, Joe only takes $5,000 of the available $14,669. Please note that the $9,669 is not carried over to the next year. At the end of year 14, the Benefit Base steps up to the Anniversary Value of $319,462 ($359,462 – $40,000)

(V)	For years 15-17, Joe takes the full Annual Withdrawal Amount of $15,973 (5% * $319,462)

(W)	In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $15,973, the remaining portion of his withdrawal ($34,027) is considered an Excess Withdrawal

(X)

At the time of the Excess Withdrawal, since the Contract Value less the non-excess part of the withdrawal ($334,053 – $15,973 = $318,080) is less than the Benefit Base, the Benefit Base is reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal.

After the Excess Withdrawal, the new Benefit Base equals $285,287 = $319,462 * [1 – {$50,000 – $15,973}/{$334,053 – $15,973}].

EXPLANATORY COMMENT

The prospectus and the statement of additional information included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on April 20, 2012, as well as the prospectus supplement dated August 20, 2012, included in Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on July 20, 2012 (File Nos. 333-179649 and 811-8108) are incorporated herein by reference.